Envoy Communications Group Inc.
Annual Report 2006

Dear Shareholders
Fiscal 2006 was another profitable year for Envoy Communications Group Inc.
Our net earnings for the year ended September 30, 2006 were $2.1 million or $.10 per share compared with $5.9 million or $.27 per share last year. There were many significant items which influenced our results this year, including the following:
•	Effective September 15, 2006 Envoy sold its wholly owned UK subsidiary, ECG Holdings (UK) Limited. The selling price was $27 million, including repayment of approximately $5.7 million of inter-company debt, and resulted in an after tax gain of $5.7 million.

•	The after tax earnings from discontinued operations (ECG Holdings (UK) Limited) during the period prior to the sale was $1.8 million.

•	On January 19, 2006, Envoy announced that its board of directors has approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy plans to capitalize this new division with an investment of approximately $35 million and commence operations in fiscal 2007.

•	Pursuant to the terms of a normal course issuer bid which began on August 26, 2005, the Company repurchased and cancelled 2,013,182 common shares for cash consideration of $3.9 million. The average cost per share was $1.95 per share.

•	In the first quarter of fiscal 2006 Envoy announced a restructuring plan which involved downsizing staff and writing off redundant capital assets. The restructuring was necessary in order to respond to changing market conditions and to realign the company’s cost structure with its revenue forecasts going forward. The restructured operations together with major new client wins in the North American marketplace should position Envoy to remain profitable going forward.

•	In September, 2006 Envoy announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. Pursuant to an information circular and related documents mailed to shareholders on November 20, 2006 and updated on December 14, 2006, Envoy offered to purchase up to 8.5 million shares for cash of not more than $2.70 USD and not less than $2.55 USD per share. The offer expires at 5:00 pm December 29, 2006.

•	As a result of Envoy’s decision to spend up to $26 million cash on the “Dutch Auction” management decided to take a $1.5 million valuation allowance to its previously recorded future tax asset. This non cash allowance was considered prudent because that a substantial amount of capital will be distributed to Envoy’s shareholders and not retained within the company for investment in its merchant banking activities.
We believe that the steps we have taken during this year have repositioned Envoy to take advantage of merchant banking opportunities and to operate profitably in the consumer and retail branding business going forward. In addition, through the “Dutch Auction”, we will have returned a significant portion of the cash raised form the sale of our UK operations to shareholders who choose to sell their shares and, at the same time, enhanced the underlying book value per share for our remaining shareholders.
Geoffrey B. Genovese
President, Chairman & CEO

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (“Envoy”, “we” or “us”) for the year ended September 30, 2006 compared to the year ended September 30, 2005. The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
OVERVIEW
Corporate – significant items
On January 19, 2006, Envoy Communications Group Inc. announced that its board of directors has approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy plans to capitalize this new division with an investment of approximately $35 million and commence operations in fiscal 2007.
Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.
Envoy Capital Group’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. Envoy Capital Group’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Envoy Capital Group’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. The Company intends to repurchase up to eight million common shares at a cash price of not more than $2.50 and not less than $2.25 per share. Subsequent to the announcement, the offer was modified to repurchase up to seven million shares at cash of not more than $2.70 US and not less than $2.55 US per share. The information circular and related documents to modify “Dutch Auction” tender offer were mailed to shareholders on November 20, 2006. On December 14, 2006, the Company announced that it would increase the maximum number of common shares that it would repurchase from seven million to eight and half million. In this last announcement, the expiry date of the tender offer was also extended from December 27, 2006 to December 29, 2006. A notice of variation and extension of offer to purchase for cash were mailed to shareholders on December 14, 2006.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
On November 10, 2004, Envoy, through its UK subsidiary, ECG Holdings (UK) Limited (“ECGH”) , agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“PW”, or “Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on closing. The remaining 35% of the Parker Williams shares (“Management Shares”) were held by senior management of PW (“Management Shareholders”), subject to certain options described below. ECGH had the option to acquire from the Management Shareholders and the Management Shareholders had the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following closing. The transaction was completed on February 28, 2005, and was accounted for using the purchase method of accounting.
During fiscal 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 15% of the shares from shareholder managers pursuant to the terms and conditions of the sale and purchase agreement.
Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27 million cash and recorded a net gain of $5.7 million on the sale. Pursuant to the terms and conditions of the sale and purchase agreement, $2.7 million is being held in escrow to secure potential third party claims. The escrowed funds, less the amount of any third party claims, will be released to Envoy on the first anniversary date of the transaction, September 15, 2007. Envoy believes that the sale of its UK holdings, which represented non-core holdings for Envoy, will enhance shareholder value.
On January 15, 2005, Envoy’s Board of Directors approved the consolidation of the common shares on the basis of 1 common share for every 5 common shares outstanding. On January 21, 2005, Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The number of common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange (“TSX”) and the NASDAQ Capital Stock Market (“NASDAQ”) was February 10, 2005.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. At the time of sale, John Street was also indebted to Envoy in the amount of $0.7 million, on account of an inter-company loan. This loan is repayable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million. Envoy believes that the sale of John Street and the related assets was in the best interests of Envoy and its shareholders. John Street was an investment that was no longer consistent with Envoy’s strategic direction.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2004, under this normal course issuer bid, the Company repurchased and cancelled 274,440 common shares for cash consideration of $0.8 million and during fiscal 2005 the Company repurchased and cancelled 2,040,337 common shares for cash consideration of $6.3 million. The average price of the shares repurchased during fiscal 2005 was $3.11 per share.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2005, under this normal course issuer bid, the Company repurchased and cancelled 407,080 common shares for cash consideration of $1.1 million and during fiscal 2006 the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during fiscal 2006 was $1.76 per share.
The Board of Directors of Envoy believes that the purchases of its common shares pursuant to the normal course issuer bids were in the best interests of Envoy and were a desirable use of corporate funds. All common shares purchased by Envoy were cancelled.
In November 2005, the Company announced that its Board of Directors has approved the immediate implementation of a restructuring plan. Accordingly, Envoy completed the restructuring plan in fiscal 2006 and recorded an actual restructuring expense of $642,897 related to North American operations. The annual North American savings in salaries, benefits and other expenses associated with this restructuring are approximately $0.9 million. The restructuring involved downsizing of staff and writing off redundant capital assets. The restructuring expense includes termination benefits, legal fees and lease terminations. Management believes that, by implementing the restructuring plan, Envoy is positioned to remain profitable. Management will be pro-active in implementing other initiatives to achieve organic sales growth, reduce operating expenses and improve efficiencies.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
On September 21, 2005, Envoy advised its U.S. shareholders that it believes it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company (“PFIC”) for the fiscal year ended September 30, 2005, and may be a PFIC for subsequent fiscal years. This determination was made following a preliminary review by Envoy of its financial position in anticipation of its fiscal year end.
Based on the 2006 year-end Financial Statements, the Company confirms that it will be characterized as a PFIC under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2006.
U.S. shareholders who held Envoy’s common shares during fiscal 2006 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Operating companies – significant items
The Watt group of companies (“Watt”), Envoy’s retail consulting, brand strategy and design business, continued to service the clients in various segments of the market. During fiscal 2006, the Watt group of companies focused its efforts to transform the business model to strategically driven operations and completed the restructuring plan to align itself with the market conditions to retain and service existing clients and to grow by providing innovative solutions in domestic and international markets.
Watt announced new customer wins and strengthened relationships during the year. In March, Watt announced that it would be working with leading South American retail developer, Cencosud S.A., to carry out the retail design development of the Costanera Shopping Center in Santiago, Chile. In May, Watt announced its appointment as Dubai Festival City’s Design Consultant of record, tasked with ensuring that world-class design standards were maintained across the 500+ retail tenants of the City’s Festival Center Shopping Mall. And on the home front, Watt announced that it had been selected to develop a new prototype model for Cineplex Entertainment’s SilverCity banner, while continuing to grow and strengthen existing relationships with other retail clients such as McDonald’s Canada.
Discussion of results
The expenses of continuing operations, including corporate expenses which are fixed in nature, were incurred to support fiscal 2005 level of net income. As a result of the sale of discontinued operations and separately reporting the results of those discontinued operations, the expenses and ratios of continued operations are distorted and do not provide a basis for fair comparison of ratios to revenue. Under the circumstances, the Company continues to incur expenses at current levels in anticipation of higher net revenue in fiscal 2007.
Due to soft market conditions and sensitivity to preserve capital, the merchant banking operation is moving slower than the Company had anticipated.
Net revenue from the continuing operations for the twelve months ended September 30, 2006 was $9.7 million, compared to $19.6 million for the twelve months ended September 30, 2005, a decrease of $9.9 million. The decrease was primarily due to softer market conditions in the U.S.A. The net revenue from U.S.A. during fiscal 2006 decreased $3.5 million compared to $13.5 in fiscal 2005.
Salaries expense for the twelve months ended September 30, 2006, was $10.7 million, compared to $14.7 million in the twelve months ended September 30, 2005, a decrease of $4.0 million. The labour to net revenue ratio for the twelve months ended September 30, 2006 was 110.3%, compared to 75.0% in the twelve months ended September 30, 2005.
Occupancy costs decreased to $1.0 million for the twelve months ended September 30, 2006, from $1.1 million for the twelve months ended September 30, 2005, a decrease of $0.1

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
million. The occupancy cost to net revenue ratio was 10.6% for the twelve months ended September 30, 2006, compared to 5.6% for the twelve months ended September 30, 2004. Envoy expects its occupancy cost to net revenue ratio for fiscal 2007 to be approximately 8%.
The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 21 to the Financial Statements.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
SELECTED ANNUAL INFORMATION

	Fiscal 2006		Fiscal 2005		Fiscal 2004
Net revenue	$9.7	million	$19.6	million	$15.8	million

Net earnings (loss):
From continuing operations	(5.4	) million	3.0	million	(4.8	) million
From discontinued operations	7.5	million	2.9	million	1.7	million

Total	2.1	million	$5.9	million	$(3.1	) million

Net earnings (loss) per share
Total
Basic	$0.10		$0.27		$(0.18)
Diluted	$0.10		$0.27		$(0.18)

From continuing operations
Basic	$(0.27)		$0.14		$(0.28)
Diluted	$(0.27)		$0.14		$(0.28)

From discontinued operations
Basic	$0.37		$0.13		$0.10
Diluted	$0.37		$0.13		$0.10

As at:	Sep 30, 2006			Sep 30, 2005			Sep 30, 2004
Total assets		$81.3	million		$84.0	million		$88.9	million

Total long-term financial liabilities		$0.2	million		$0.3	million		$0.4	million

Cash dividends declared	$		nil	$		nil	$		nil

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2006, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2005
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the twelve months ended September 30, 2006 was $9.7 million, compared to $19.6 million for the twelve months ended September 30, 2005, a decrease of $9.9 million.
Net revenue by type of service and by customer location:

	Net Revenue for the twelve months ended
	September 30
	(in millions)
By type of service	2006	% of total	2005	% of total
Consumer and retail branding	$ 9.7	100%	$ 19.6	100%

By customer location	2006	% of total	2005	% of total
Canada	$ 5.0	52%	$ 5.7	29%
USA/South America	3.5	36%	13.5	69%
Middle East/Asia	1.2	12%	0.4	2%

	$ 9.7	100%	$ 19.6	100%

Net revenue by type of service:
Net revenue from consumer and retail branding services decreased $9.9 million in the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. After a review of client spending plans, Envoy expects that its 2007 net revenue to increase to $12.4 million or by about 28%.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Net revenue by customer location:
Net revenue from Canada decreased by $0.7 million, for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. The Company expects that 2007 net revenue from Canada will increase to $6.3 million.
Net revenue from the U.S. and South America decreased by $10.0 million for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. The Company expects that 2007 net revenue from U.S. and South America will increase to $5.0 million.
Net revenue from Middle East/Asia increased $0.8 million for the twelve months ended September 30, 2006, compared to the twelve months ended September 30, 2005, primarily as a result of the net revenue from a client in Dubai. The Company expects that 2007 net revenue from Asia will increase to $1.1 million.
Operating Expenses
Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Expenses of continuing operation include corporate expenses which are fixed in nature and are incurred to support discontinued operations and investment banking operations. Due to the sale and separately reporting the results of discontinued operations, the continuing operational expenses and related ratios are distorted and do not provide basis for fair comparison of ratios to revenue.
Operating expenses decreased by 21.4% to $14.7 million for the twelve months ended September 30, 2006 from $18.7 million for the twelve months ended September 30, 2005. Changes in operating expenses are as follow:

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Salaries and benefits expense for the twelve months ended September 30, 2006 were $10.7 million, compared to $14.7 million for the twelve months ended September 30, 2006, a decrease of $4.0 million or 27.2%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Included in salaries and benefits is stock based compensation for the twelve months ended September 30, 2006 of $0.06 million, compared to $0.3 million in the twelve months ended September 30, 2005. Salaries and benefits expense as a percent of net revenue was 110.3% for fiscal 2006 compared to 75.0% for fiscal 2005. Envoy expects that salaries and benefits expense will be $9.7 million in fiscal 2007.
General and administrative expenses for the twelve months ended September 30, 2006 were $3.0 million, compared to $2.9 million for the twelve months ended September 30, 2005, an increase of 3.5%. Included in general and administrative expenses is foreign exchange expense of $0.1 million for fiscal 2006, compared to an income of $0.02 million for fiscal 2005. General and administrative expense as a percent of net revenue was 31.3% for fiscal 2006 compared to 14.8% for fiscal 2005. Envoy expects that general and administrative expenses will be $2.6 million in fiscal 2007. The Company is continuously looking into reducing or eliminating discretionary expenses and maintains the quality of service.
Occupancy costs for the twelve months ended September 30, 2006 were $1.0 million, compared to $1.1 million for the twelve months ended September 30, 2005, a decrease of 9.0%. Occupancy costs as a percent of net revenue was 10.6% for fiscal 2006 compared to 5.6% for fiscal 2005. Envoy expects that occupancy expense will be $1.0 million in fiscal 2007.
Depreciation expense
Depreciation expense for the twelve months ended September 30, 2006 was $0.8 million, compared to $1.0 million for the twelve months ended September 30, 2005.
Interest (income) expense and financing costs
Interest expense for the twelve months ended September 30, 2006 was $0.02 million compared to an income of $0.02 million for the twelve months ended September 30, 2005.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Investment earnings
Investment earnings for the twelve months ended September 30, 2006 was $1.0 million, compared to $2.8 million for the twelve months ended September 30, 2005. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio. Going forward, we expect that our investment earnings for the year will be in the range of approximately $5.5 to $7.4 million, depending on the assets under investment, market conditions, bond yields, interest rates, dividend yields and general economic factors, and as a result of changes in the mandate provided to the portfolio manager. These changes allow the manager greater flexibility in selecting longer term fixed income securities and high yielding securities, while still maintaining a high quality portfolio.
Income from discontinued operations
Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned UK subsidiary, ECG Holdings (UK) Limited, and related business and all of the operational assets of Gilchrist and Parker Williams. The sale price was $27 million in cash. Pursuant to the terms and conditions of the sale and purchase agreement, $2.7 million is being held in escrow to secure potential third party claims. The escrowed funds, less the amount of any third party claims, will be released to Envoy on the first anniversary date of the transaction, September 15, 2007. Fiscal 2006 income from discontinued operations in the amount of $7.5 million includes $1.8 million income from discontinued operations and a one time gain of $5.7 million on the sale of discontinued operations of this business during the periods presented.
During fiscal 2005, effective June 30, 2005, Envoy sold the John Street advertising business for proceeds of $1.2 million to the management of John Street. Certain equipment was also sold for proceeds of $0.3 million to the same group. The income from discontinued operations reflects the operations of this business during the periods presented and the gain on sale of our investment in this business. The income from discontinued operations, including the gain on sale of the business, was $1.8 million for the twelve months ended September 30, 2005. See note 19 to the Financial Statements.
Net earnings (loss)
Net earnings for the year ended on September 30, 2006 were $2.1 million, compared to $5.9 million for the year ended on September 30, 2005.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
ANALYSIS OF USE OF PROCEEDS FROM PUBLIC OFFERING
Through public offerings in fiscal 2004, Envoy raised $66.5 million gross proceeds ($60.1 million net proceeds). In the short form prospectus issued with the public offerings, Envoy indicated that the net proceeds of the offering would be used for general corporate purposes and potential acquisition and investment opportunities that it determined have the potential to create value for Envoy shareholders, and that either complement or provide an opportunity to diversify the current business of Envoy. Envoy retained broad discretion in allocating the net proceeds of the public offering.

Fiscal
2004

(in millions)
Net proceeds from public offering	$60.1

Net proceeds were used to:
Repay short-term debt	6.9
Redeem outstanding shares	0.8
Repay outstanding long-term debt	5.2
Allocated to investment portfolio	46.7
Other working capital changes	0.5

Total use of proceeds	$60.1

As a result of repaying the outstanding debt, Envoy has established financial flexibility and is able to take advantage of acquisition and investment opportunities as they are identified.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2006:

	Total	Due in year 1	Due in year 2	Due in year 3	Due in year 4
Operating leases	$2,371,023	$754,920	$736,212	$656,715	$223,176
Long term debt	252,035	84,862	87,880	79,293	—

Total contractual cash obligations	$2,623,058	$839,782	$824,092	$736,008	$223,176

SUMMARY OF QUARTERLY RESULTS

	Q4 2006	Q3 2006	Q2 2006	Q1 2006

	million	million	million	million
Net revenue	$2.5	$5.5	$3.8	$5.5

Net earnings (loss):
From continuing operations	$(1.81)	$(1.50)	$(1.09)	$(1.00)
Including discontinued operations	$3.20	$0.40	$(0.40)	$(1.10)

Net earnings (loss) per share
From continuing operations
Basic	$(0.10)	$(0.07)	$(0.05)	$(0.05)
Diluted	$(0.10)	$(0.07)	$(0.05)	$(0.05)
Including discontinued operations
Basic	$0.22	$(0.05)	$(0.02)	$(0.05)
Diluted	$0.22	$(0.05)	$(0.02)	$(0.05)

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006

	Q4 2005	Q3 2005	Q2 2005	Q1 2005

	million	million	million	million
Net revenue	$5.50	$5.70	$4.30	$4.10

Net earnings (loss):
From continuing operations	$0.60	$1.50	$0.40	$0.60
Including discontinued operations	$0.90	$3.60	$0.80	$0.60

Net earnings (loss) per share
From continuing operations
Basic	$0.03	$0.06	$0.02	$0.03
Diluted	$0.03	$0.06	$0.02	$0.03
Including discontinued operations
Basic	$0.04	$0.16	$0.04	$0.03
Diluted	$0.04	$0.16	$0.04	$0.03
Summary of Discontinued operations (detailed information in note 19 to the Financial Statements)

Fiscal year:	2006	2005	2004

Net revenue	$21,432,172	$26,741,062	$25,363,129

Operating expenses	17,460,973	23,252,416	21,409,049
Interest income	(60,327)	(11,623)	(38,121)
Depreciation	1,294,822	1,770,052	1,311,101
Income tax expense	582,122	512,023	541,496

Earnings from discontinued operations (excluding gain on sale)	2,154,582	1,218,194	2,139,604

Minority interest	347,599	149,808	—

Gain (loss) on sale of discontinued operations	5,721,229	1,799,631	(465,576)

Earnings from discontinued operations	$7,528,212	$2,868,017	$1,674,028

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Reconciliation to United States generally accepted accounting principles, detailed information can be found in note 21 to the Financial Statements.
Summary of material adjustments to net earnings (loss) for the years ended September 30, 2006, 2005 and 2004 required to conform to US GAAP.

	2006	2005	2004

Net earnings (loss) — Canadian GAAP	$2,136,186	$5,941,690	$(3,106,804)
Stock-based compensation 21(a)	—	344,151	200,117
Convertible debentures 21(b)	—	—	(664,516)
Cash held in escrow 21(c)	(2,700,000)	—	—

Net earnings (loss) based on U.S. GAAP	$(563,814)	$6,285,841	$(3,571,203)

Net earnings (loss) from continuing operations	$(5,392,026)	$3,417,824	$(5,245,231)
Net earnings (loss) from discontinued operations (Notes 19 and 20(c))	$4,828,212	$2,868,017	$1,674,028

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2006	2005

Shareholders’ equity based on Canadian GAAP	$75,046,589	$73,555,483
Accumulated other comprehensive income (loss)(d)	242,378	(5,859)
Cash held in escrow (c)	(2,700,000)	—

Shareholders’ equity based on U.S. GAAP	$72,588,967	$73,549,624

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006

	2006	2005	2004

Net earnings (loss) for the year in accordance with U.S. GAAP	$(563,814)	$6,285,841	$(3,571,203)

Unrealized gain (loss) on available for sale securities arising during the year	242,378	(5,859)	174,426

Less: reclassification adjustment for gains realized in net income	5,859	(174,426)	—

Change in cumulative translation adjustment account	2,101,995	(2,183,228)	310,087

	$1,786,418	$3,922,328	$(3,086,690)

Liquidity and Capital Resources
As at September 30, 2006, Envoy had working capital of $62.6 million and a cash balance of $0.8 million, compared to September 30, 2005, when it had a working capital of $34.5 million and a cash balance of $2.3 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $57.3 million at September 30, 2006 and $22.1 million at September 30, 2005.
During fiscal 2006, working capital was used to repurchase 1,606,102 shares of the company for cash consideration of $2.8 million pursuant to the normal course issuer bid. $0.9 million, net of cash acquired as described in Note 6 to the Financial Statements, was also used to acquire additional ownership of Parker Williams. The Company also purchased capital assets in the amount of $0.02 million.
During fiscal 2005, working capital was used to repurchase 2,447,417 shares of the Company for cash consideration of $7.4 million pursuant to the normal course issuer bid. $4.8 million, net of cash acquired as described in Note 6 to the Financial Statements, was also used for the acquisition of Parker Williams. The Company also purchased capital assets in the amount of $0.8 million.
Net cash provided by operating activities was $2.2 million for the twelve months ended September 30, 2006, compared to $0.1 million provided by operating activities for the twelve months ended September 30, 2005. Cash provided from continuing operations was used to finance an increase in prepaid expense.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Net cash used in financing activities of $2.9 million during fiscal 2006 and $7.7 million during fiscal 2005 was mostly due to the repurchase of the Company’s shares under normal course issuer bids in both years. Net cash used in investing activities was $1.2 million for the twelve months ended September 30, 2006, compared to net cash provided by investing activities of $14.2 million for the twelve months ended September 30, 2005. In the fourth quarter of 2006, proceeds of $24.3 million, net of $2.7 million held in escrow, were received from the sale of the UK subsidiaries and related business assets. Of this amount, $0.8 million was used to pay the sale related costs and the remaining $23.5 million was invested in the investment portfolio managed by the Company’s portfolio manager. During fiscal 2005, the Company’s used $15.0 million to acquire Parker Williams and capital assets.
Income Tax
The effective tax rate for the Company for 2006 was 2.2%. This differed substantially from the statutory rate of 36.12%, mainly due to permanent and temporary differences between accounting income and taxable income of $127,012 (2005 – $139,889) and a change in the valuation allowance based on uncertainty relative to the Company’s ability to realize the full value of operating loss carryforwards of $1,820,581 (2005 – ($2,042,816)).
As described elsewhere, the Company is intending to buy its own shares under modified “Dutch Auction” tender offer. In the event of a full take up, Envoy will spend up to $25 million in cash. This will reduce the capital available to Envoy to generate future investment earnings and will prolong the use of losses carried forward. Accordingly the Company increased the valuation allowance to adjust the future tax assets to the likely realizable value.
Future Income Taxes
In determining the realizable value of the future tax asset, management considered various factors in its assessment, including potential operating results of its subsidiaries, expected returns on its merchant banking activities, its ability to manage operating expenses and general economic conditions. Based on the historical income levels of Watt International, Envoy’s expectations with respect to both the funds available for investment and the likely returns, as well as the timing of such relative to the expiration of losses, management feels it is more likely than not that sufficient income will be realized.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
THREE MONTHS ENDED SEPTEMBER 30, 2006, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2005
Net revenue Net revenue for the three months ended September 30, 2006 was $2.5 million, compared to $5.5 million for the three months ended September 30, 2005, a decrease of $3.0 million.
Net revenue by type of service and by customer location:

	Net Revenue for the three months ended
	September 30
	(in millions)
By type of service	2006	% of total	2005	% of total
Consumer and retail branding	$2.5	100%	$5.5	100%

By customer location	2006	% of total	2005	% of total

Canada	$1.3	52%	$1.1	20%
USA/South America	0.4	16%	4.3	78%
Middle east/Asia	0.8	32%	0.1	2%

	$2.5	100%	$5.5	100%

Net revenue by type of service:
Net revenue from consumer and retail branding services decreased by $3.0 million in the three months ended September 30, 2006 compared to the three months ended September 30, 2005.
Net revenue by customer location:
Net revenue from Canada increased $0.2 million, for the three months ended September 30, 2006 compared to the three months ended September 30, 2005, an increase of 18%.
Net revenue from the U.S./South America decreased by $3.9 million to $0.4 million for the three months ended September 30, 2006 from $4.3 million in the three months ended September 30, 2005.
Net revenue from Middle East/ Asia increased by $0.7 to $0.8 million for the three months ended September 30, 2006, from $0.1 million for the three months ended September 30, 2005.
Operating Expenses
Operating expenses decreased by 40.0% to $3.3 million for the three months ended September 30, 2006 from $5.5 million for the three months ended September 30, 2005. Changes in operating expenses are as follow:

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Salaries and benefits expenses for the three months ended September 30, 2006 were $2.3 million, compared to $4.5 million for the three months ended September 30, 2005, a decrease of $2.2 million. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.
General and administrative expenses for the three months ended September 30, 2006 were $0.8 million, compared with $0.8 million for the three months ended September 30, 2005.
Occupancy costs for the three months ended September 30, 2006 were $0.3 million, compared to $0.2 million for the three months ended September 30, 2005, an increase of $0.1 million.
Depreciation expense
Depreciation expense for the three months ending September 30, 2006 was $0.2 million, compared to $0.3 million for the three months ended September 30, 2005, a decrease of 33.3%.
Interest (income) expense and financing costs
Interest (income) expense and financing costs were $0.04 million for the three months ended September 30, 2006, compared to $0.00 million for the same period in fiscal 2005.
Investment earnings
Investment earnings for the three months ended September 30, 2006 were $0.5 million, compared to a loss of $0.8 million for the three months ended September 30, 2005. Investment earnings represent the net income earned on the cash and marketable securities held in the investment portfolio.
Earnings (loss) from discontinued operations
Earnings from discontinued operations were $6.0 million for the three months ended September 30, 2006, which included revenue from discontinued operations in the amount of $0.3 million and a gain on the sale of a subsidiary in the amount of $ 5.7 million.
Net earnings (loss)
The Company had net earnings of $3.2 million for the three months ended September 30, 2006, compared to $0.9 million for the three months ended September 30, 2005.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
TRANSACTIONS WITH RELATED PARTIES
During the year one of the Company directors charged the Company $230,785 (2005 - $57,500; 2004 - $266,100) for legal services.
During the year the Company invested $125,000 in Matiadeka Ventures Inc., a Capital Pool Company (“CPC”), which filed a preliminary prospectus on September 18, 2006 to complete an Initial Public Offering (“IPO”) in Ontario. This transaction is deemed to be a related party transaction by virtue of certain directors and officers of the Company being shareholders in the CPC. Upon completion of the IPO, the Company will own 9.30% and, as a group with the directors and officers, it will own 16.29% of the CPC.
In April 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. It is anticipated that within 12 months from the acquisition the properties will be severed and separate legal ownership established. The total costs of acquisition, surveying and consulting related to all properties is estimated to be $3,000,000, with Envoy’s share expected to be $1,500,000. The expenses are initially funded by ECGP and then reimbursed by the related party within 10 days of demand. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. Subsequent to the year end, the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of Parker Williams from two former employees pursuant to the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).
In June 2006, the Company increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers pursuant to the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) and, in addition, a one time performance based payout cost estimated to be £223,635 ($474,106). The performance based consideration payment is due on June 30, 2008. The group of three shareholder managers continued to own collectively approximately 20% of Parker Williams. Effective September 15, 2006, the Company sold its wholly owned UK subsidiary ECGH and related UK businesses, Parker Williams and Gilchrist. See note 19 to the Financial Statements, Discontinued Operations and Note 6 to the Financial Statements, Acquisition of Subsidiaries. Envoy subsequently sold Parker Williams through its sale of ECGH.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
At September 30, 2004, the Company purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own. Effective June 30, 2005, the Company completed the sale of the shares of John Street and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to the Company in the amount of $675,000. These loans are payable over a period of 5 years and, except for interest free periods totalling 12 months, carry interest at the rate of 8% per annum. The repayment of these loans requires quarterly payments totalling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145, beginning July 31, 2006. These loans are secured against 100% of the common shares in the capital of John Street and a security interest in the assets of John Street. At September 30, 2006, the amount of these loans receivable was $1,850,725, of which $492,923 was current and $1,357,802 was long term.
During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.
At January 1, 2004, the Company sold the operations of Communique Incentives Inc. to an executive of the subsidiary (see Note 19 to the Financial Statements).
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes
Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Stock Based Compensation and Other Stock based Payments
Effective October 1, 2003, Envoy adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology requires management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price. The amounts determined for these variables, which are detailed in Note 10(e) to the Financial Statements, have a significant impact on the values assigned to the stock options.
Revenue Recognition
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable represents reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
The third party charges are for actual costs related to outsourced goods and services for specific projects.
Investments
The Company uses the provisions of the CICA Handbook section 3010, “Temporary Investments”, and section 3050 “Long-term investments”. Investments are classified as short term or long term based on management’s intended holding period. Investments are classified as current assets only if capable of reasonably prompt liquidation, and include temporary holdings of marketable securities.
Short term investments are carried at the lower of carrying value and market value of the portfolio at the balance sheet date. Investments are classified as long term assets where management has indicated a long term intended holding period. The long term investments are carried at carrying value and are written down to market price if there has been a decline in value in the portfolio that is not considered to be temporary. Once a write-down has been made of the short term or the long term portfolio, it is not reversed in the event of a subsequent increase in value. For the purposes of calculating a gain or loss on the sale of an investment, the cost of the investment sold is calculated on the basis of the average carrying value.
Discontinued operations
Effective October 1, 2004, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS
There has been no significant impact on fiscal 2006 results as a result of any recently issued Canadian Accounting Standards.
Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (‘FIN 48”)
FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.
Fair Value Measurements (“SFAS 157”)
FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.
Considering the Effects of Prior Years Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”)
The Security and Exchange Commission issued Staff Accounting Bulletin No. 108 that provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The implication is that the assessment of the misstatements through the greater of the current year earning or closing retained earnings adjustments. SAB 108 is applicable for fiscal years ending after November 16, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the year ended September 30, 2006, the Company’s top three clients accounted for 16% of its consolidated net revenue. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2006, Envoy had one customer, who represented 21% of accounts receivable and one customer who represented 18% of accounts receivable as at September 30, 2005.
Future investments
The Company regularly identify, asses and reviews potential investment opportunities on going basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2006 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
OTHER INFORMATION
Share Consolidation (Reverse stock split)
On January 21, 2005, Envoy announced that its Board of Directors had approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. The share consolidation affected all common shares, warrants and stock options of Envoy outstanding on the effective date of February 10, 2005. Any fractional shares resulting from this consolidation were adjusted to the nearest full common share. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation.
Increase in authorized share capital
At a special meeting of shareholders of Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 10,000,000 common shares to 40,000,000 common shares.
Other items
At September 30, 2006, there were 19,421,415 common shares of Envoy issued, compared to 21,007,517 issued at September 30, 2005.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2006
December 18, 2006
Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Envoy Communications Group Inc.
Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2006,
2005 and 2004

Contents

Auditors’ Report — BDO Dunwoody LLP	2

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences	3

Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Deficit	6

Consolidated Statements of Cash Flows	7-8

Notes to Consolidated Financial Statements	9-43

Auditors’ Report
To the Shareholders of Envoy Communications Group Inc.
We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Ontario
November 17, 2006 (except as to Note 18, which is as of December 14, 2006)

Comments by Auditor for U.S. Readers
On Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (i) and 21(a) of the financial statements. Our report to the Shareholders dated November 17, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors’ Report when the changes are properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants
Toronto, Ontario
November 17, 2006 (except as to Note 18, which is as of December 14, 2006)

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30	2006	2005

Assets

Current
Cash	$758,195	$2,324,074
Cash held in escrow (Note 19)	2,700,000	—
Investments (Note 3)	57,367,535	22,113,957
Accounts receivable (Note 4)	4,659,635	9,141,717
Future income taxes (Note 13)	963,967	301,384
Prepaid expenses and deferred charges	1,758,889	492,057
Loans receivable (Note 7)	492,923	265,082
Discontinued operations (Note 19)	—	10,121,027

	68,701,144	44,759,298

Investments (Note 3)	1,001,354	10,994,238
Loans receivable (Note 7)	1,357,802	1,810,403
Capital assets (Note 5)	2,057,542	2,834,183
Goodwill and other assets	4,416,609	4,416,609
Future income taxes (Note 13)	3,739,203	5,308,089
Discontinued operations (Note 19)	—	13,934,389

	$81,273,654	$84,057,209

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$4,885,496	$2,386,507
Deferred revenue	1,089,534	614,051
Current portion of long-term debt (Note 8)	84,862	108,925
Discontinued operations (Note 19)	—	7,140,150

	6,059,892	10,249,633

Long-term debt (Note 8)	167,173	252,093

	6,227,065	10,501,726

Shareholders’ equity
Share capital (Note 10)	97,186,342	105,204,765
Contributed surplus (Note 11)	10,787,651	5,574,057
Warrants (Note 10)	6,542,456	6,542,456
Deficit	(40,266,401)	(42,402,587)
Stock based compensation (Note 10)	847,546	789,792
Cumulative translation adjustment	(51,005)	(2,153,000)

	75,046,589	73,555,483

	$81,273,654	$84,057,209

On behalf of the Board:

(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended September 30	2006	2005	2004

Net revenue (Note 2)	$9,671,504	$19,567,045	$15,837,776

Operating expenses:
Salaries and benefits (Note 10)	10,674,384	14,691,680	12,585,399
General and administrative	3,029,595	2,890,539	2,992,555
Occupancy costs	1,029,385	1,098,509	1,128,598

	14,733,364	18,680,728	16,706,552

Depreciation	799,961	966,282	1,123,097

Investment earnings (Note 3)	(1,016,632)	(2,830,676)	(406,683)

Interest (income) expense and financing costs (Note 9)	24,333	(19,231)	3,586,713

	14,541,026	16,797,103	21,009,680

(Loss) earnings before restructuring expense, income taxes and discontinued operations	(4,869,522)	2,769,942	(5,171,904)

Restructuring expense (Note 14)	(642,897)	—	—

(Loss) earnings before income taxes and discontinued operations	(5,512,419)	2,769,942	(5,171,904)

Income tax recovery (Note 13)	(120,393)	(303,731)	(391,072)

(Loss) earnings from continuing operations	(5,392,026)	3,073,673	(4,780,832)

Gain (loss) on disposal of discontinued operations, net of income taxes (Note 19)	5,721,229	1,799,631	(465,576)

Earnings from discontinued operations, net of income taxes (Note 19)	1,806,983	1,068,386	2,139,604

Net (loss) earnings	$2,136,186	$5,941,690	$(3,106,804)

(Loss) earnings per share (Note 12)
Basic	$0.10	$0.27	$(0.18)
Diluted	$0.10	$0.27	$(0.18)

(Loss) earnings per share — continuing operations
Basic	$(0.27)	$0.14	$(0.28)
Diluted	$(0.27)	$0.14	$(0.28)

Earnings per share — discontinued operations
Basic	$0.37	$0.13	$0.10
Diluted	$0.37	$0.13	$0.10

Weighted average number of common shares outstanding — basic	20,450,230	22,137,757	17,062,152

Weighted average number of common shares outstanding — fully diluted	20,459,736	22,165,754	17,062,152

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Expressed in Canadian dollars)

For the years ended September 30	2006	2005	2004

Deficit, beginning of period	$(42,402,587)	$(48,344,277)	$(45,237,473)

Net (loss) earnings	2,136,186	5,941,690	(3,106,804)

Deficit, end of period	$(40,266,401)	$(42,402,587)	$(48,344,277)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended September 30	2006	2005	2004

Cash flows from operating activities:
Net (loss) earnings	$2,136,186	$5,941,690	$(3,106,804)

Items not involving cash:
(Gain) loss on disposal of discontinued operations	(5,721,229)	(1,799,631)	465,576
Income from discontinued operations	(1,806,983)	(1,068,386)	(2,139,604)
Depreciation	799,961	966,282	1,123,097
Amortization of deferred financing charges	—	—	21,110
Convertible debenture accretion	—	—	126,273
Debentures and term notes accretion	—	—	2,426,718
Stock based compensation	57,754	344,150	200,117
Future income taxes (recovery)	906,303	(618,188)	(334,016)
Realized (gains) losses and writedowns on investment portfolio	65,490	(1,633,967)	61,650

Net change in non-cash working capital balances:
Accounts receivable	4,482,082	(1,195,206)	(1,584,572)
Prepaid expenses	(1,266,832)	(129,649)	98,469
Accounts payable and accrued liabilities	2,498,989	855,398	(1,826,249)
Income taxes payable/recoverable	—	—	237,290
Deferred revenue	475,483	(1,437,146)	1,009,213
Long-term restructuring costs	—	—	(337,407)
Other	25,784	(75,449)	(49,980)

Net cash provided by (used in) operating activities	2,652,988	149,898	(3,609,119)

Cash flows from financing activities:
Long-term debt borrowings	—	—	4,500,000
Long-term debt repayments	(108,983)	(279,405)	(5,150,000)
Short-term bank facility repayments	—	—	(6,885,125)
Issuance of common shares, net of share issue costs	25,000	47,917	60,670,009
Share buy back under normal course issuers bid	(2,829,831)	(7,442,910)	(816,549)

Net cash provided by (used in) financing activities	(2,913,814)	(7,674,398)	52,318,335

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

For the years ended September 30	2006	2005	2004

Cash flows from investing activities:
Loans receivable	224,760	33,516	—
Cash outlay on sale of subsidiary	(794,453)	—	—
Purchase of capital assets	(23,320)	(771,531)	(493,685)
Proceeds on sale of subsidiary, net of cash held in escrow	24,300,000	—	—
Investments	(25,326,184)	14,956,214	(46,430,442)

Net cash provided by (used in) investing activities	(1,619,197)	14,218,199	(46,924,127)

Change in cash balance due to foreign exchange	480,322	383,934	670,823

Net change in cash from continuing operations	(1,399,701)	7,077,633	2,455,912

Cash flows from discontinued operations:
Net cash provided by operating activities	4,835,618	1,742,742	755,668
Net cash used in financing activities	(4,614,317)	(1,129,458)	(644,533)
Net cash used in investing activities	(1,376,485)	(7,916,224)	(976,784)
Change in cash balance due to foreign exchange	(552,754)	(208,036)	(691,296)

Net change in cash from discontinued operations	(1,707,938)	(7,510,976)	(1,556,945)

Net change in cash	(3,107,639)	(433,343)	898,967

Cash (bank indebtedness), beginning of year – continued operations	2,324,074	1,479,156	(320,723)
Add: cash, beginning of year for discontinued operations	1,885,846	3,164,107	4,065,020
Less: cash, end of year for discontinued operations	(344,086)	(1,885,846)	(3,164,108)

Cash, end of year	$758,195	$2,324,074	$1,479,156

Supplemental cash flow information:
Interest paid	$24,333	$34,559	$955,513
Income taxes paid	—	—	—

Supplemental disclosure of non-cash transactions:
Conversion of debentures	—	—	$4,200,284

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
1.	Nature of Business
The Company, continued under the Business Corporations Act (Ontario), operated in the United States, the United Kingdom and Canada during the year, providing consumer and retail branding services. United Kingdom operations have been sold during September 2006. During the year the Company announced the launch of Envoy Capital Group, a merchant banking division.

Basis of Presentation
(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 21.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

(c)	The comparative figures have been restated as a result of the discontinued operations described in Note 19.
2.	Significant Accounting Policies
(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries as at September 30, 2006, 2005 and 2004 are as follows:

	2006	2005	2004	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Watt International Inc.	100	100	100	Ontario
Watt Gilchrist Limited	—	100	100	United Kingdom
John Street Inc.	—	—	100	Ontario
Parker Williams
Design Limited	—	65	—	United Kingdom

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
2.	Significant Accounting Policies (continued)
(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(c)	Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance	30% – 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	initial term of lease + 1 option period
Equipment under capital leases	Straight line	3 – 5 years

(d)	Revenue Recognition

The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable represents reimbursable pass-through costs; and

(iv)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
2.	Significant Accounting Policies (continued)
Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s non-agency projects are short-term in nature. Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

(f)	Intangible assets

The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations” and section 3062, “Goodwill and other intangible assets” to determine the value of intangible assets acquired in an acquisition. In determining the value, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
2.	Significant Accounting Policies (continued)
(g)	Foreign currency translation

The financial statements of the Company’s foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity as Cumulative Translation Adjustment.

In respect of the Company and its subsidiaries’ foreign currency transactions, at the transaction date each asset, liability, revenue and expense is translated into the base currency of the unit by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into the base currency of the unit by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.

(h)	Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(i)	Stock-based compensation

Effective October 1, 2003 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. These standards require that direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, be measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
2.	Significant Accounting Policies (continued)
(j)	Earnings per share

The Company uses the provisions of “CICA” Handbook section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants under the treasury stock method and potential shares issuable upon conversion of convertible debt using the if converted method.

(k)	Business combinations

The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

(l)	Investments

The Company uses the provisions of the CICA Handbook section 3010, “Temporary Investments”, and section 3050 “Long-term investments”. Investments are classified as short term or long term based on management’s intended holding period. Investments are classified as current assets only if capable of reasonably prompt liquidation, and include temporary holdings of marketable securities.

Short term investments are carried at the lower of carrying value and market value of the portfolio at the balance sheet date. Investments are classified as long term assets where management has indicated a long term intended holding period. The long term investments are carried at carrying value and are written down to market price if there has been a decline in value in the portfolio that is not considered to be temporary. Once a write-down has been made of the short term or the long term portfolio, it is not reversed in the event of a subsequent increase in value. For the purposes of calculating a gain or loss on the sale of an investment, the cost of the investment sold is calculated on the basis of the average carrying value.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
2.	Significant Accounting Policies (continued)
(m)	Impairment of long-lived assets

In accordance with CICA Handbook section 3063, “Impairment of long-lived assets”, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

(n)	Discontinued operations

Effective October 1, 2004, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
3.	Investments

	2006	2005

Short term
Cash	$696,013	$1,217,017
Fixed income	4,674,554	1,703,543
Equities	22,280,931	748,935
GIC’s	23,000,000	—
Discount securities	6,716,037	20,896,940

	$57,367,535	$22,113,957

Long term
Real estate (note 7)	$1,001,354	$—
Discount securities	—	8,541,760
Fixed income	—	1,703,543
Equities	—	748,935

	$1,001,354	$10,994,238

Total investments	$58,368,889	$33,108,195

As at September 30, 2006 the portfolio was invested in marketable securities, including discount notes, fixed income securities, GIC’s and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at September 30, 2006 of the individual financial instruments. The specific investments within portfolio will vary depending on market conditions. At September 30, 2006, the discount securities mature within six months at their face value. The fixed income securities are interest bearing, liquid instruments with maturities up to 30 years, and bear interest at rates that average 5.65%.

Included in cash is $685,000 held in trust for an investment transaction that was completed subsequent to year end.

The fair value of the short term and long term investments at September 30, 2006 was $57,609,913 and $1,001,354 (2005 — $22,113,957 and $10,988,369), respectively. The investment portfolio, including interest income on John Street loans and other income, earned $1,016,632 during fiscal 2006 (2005 – $2,830,676 and 2004 — $ 406,683), after deducting fees and expenses.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
4.	Accounts receivable

	2006	2005

Trade receivables	$2,981,562	$6,348,505
Accrued revenue	463,193	1,478,168
Work in process	1,214,880	1,315,044

	$4,659,635	$9,141,717

5.	Capital assets

		Accumulated	Net book
2006	Cost	depreciation	value

Computer equipment and software	$3,644,508	$3,024,008	$620,500
Furniture and equipment	471,909	433,945	37,964
Leasehold improvements	3,636,285	2,260,912	1,375,373
Equipment under capital leases	968,330	944,625	23,705

	$8,721,032	$6,663,490	$2,057,542

		Accumulated	Net book
2005	Cost	depreciation	value

Computer equipment and software	$3,612,108	$2,650,652	$961,456
Furniture and equipment	499,715	423,360	76,355
Leasehold improvements	3,625,725	1,868,259	1,757,466
Equipment under capital leases	963,519	924,613	38,906

	$8,701,067	$5,866,884	$2,834,183

6.	Acquisition of subsidiaries

On February 28, 2005, the Company through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the Parker Williams shares (“Management Shares”) continued to be held by senior management of Parker Williams (“Management Shareholders”), subject to certain options described below.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
6.	Acquisition of subsidiaries (continued)

ECGH had the option to acquire from the Management Shareholders and the Management Shareholders had the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion.

The acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £128,961 ($306,733) consisting of working capital and capital assets. The resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,884,894 ($4,152,369) was allocated to goodwill and an amount of £139,000 ($330,849) was allocated to intangible assets consisting of customer relationships and non-compete agreements.

In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of Parker Williams from two former employees as per the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).

The additional acquisition in March 2006 was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £34,955 ($69,511) consisting of working capital and capital assets, resulting in goodwill of £17,724 ($35,247).

In June 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers as per the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) and in addition a one time performance based payout cost estimated to be £223,635 ($474,106).

The June 2006 acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £62,918 ($128,668) consisting of working capital and capital assets, resulting in goodwill of £327,550 ($686,612).

On September 15, 2006 Envoy sold its wholly owned subsidiary ECG Holdings (UK) Limited and related assets and business operations. See note 19 Discontinued operations.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
6.	Acquisition of subsidiaries (continued)

Parker Williams acquisition in Canadian Dollars

	Original	Additional	Additional
	Acquisition	Acquisition	Acquisition
Assets acquired and liabilities assumed:	(65%)	(5%)	(approx.10%)

Total assets	$1,796,438	$2,489,308	$2,313,451
Total liabilities	(1,324,541)	(1,099,084)	(1,169,003)
Previously owned	—	(903,646)	(801,113)
Minority interest	(165,164)	(417,067)	(214,667)

Net assets acquired	306,733	69,511	128,668

Intangible assets	330,849	—	—

Goodwill	4,152,369	35,247	686,612

Purchase price including costs	$4,789,951	$104,758	$815,280

7.	Related party transactions

During the year one of the Company directors charged the Company $230,785 (2005 — $57,500; 2004 — $266,100) for legal services.

During the year the Company invested $125,000 in Matiadeka Ventures Inc., a Capital Pool Company (“CPC”), which filed a preliminary prospectus on September 18, 2006 to complete an Initial Public Offering (“IPO”) in Ontario. This transaction is deemed to be a related party transaction by virtue of certain directors and officers of the Company being shareholders in the CPC. Upon completion of the IPO, the Company will own 9.30% and, as a group with the directors and officers, it will own 16.29% of the CPC.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
7.	Related party transactions (continued)

In April 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provides that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. It is anticipated that within 12 months from the acquisition the properties will be severed and separate legal ownership established. The total costs of acquisition, surveying and consulting related to all properties is estimated to be $3,000,000, with Envoy’s share expected to be $1,500,000. The expenses are initially funded by ECGP and then reimbursed by the related party within 10 days of demand. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. Subsequent to the year end, the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.

In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of Parker Williams from two former employees as per the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).

In June 2006, Envoy increased its ownership in Parker Williams to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers as per the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) and in addition a one time performance based payout cost estimated to be £223,635 ($474,106). Performance based consideration payment is due on June 30, 2008. The group of three shareholder managers will continue to own collectively approximately 20% of Parker Williams. Effective September 15, 2006 Envoy sold its wholly owned UK subsidiary ECGH and related UK business Parker Williams and Gilchrist. See note 19 Discontinued Operations and Note 6 Acquisition of Subsidiaries.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
7.	Related party transactions (continued)

At September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own. Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000. These loans are payable over a period of 5 years and, except for interest free periods totalling 12 months, carry interest at the rate of 8% per annum. The repayment of these loans requires quarterly payments totalling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145 beginning July 31, 2006. These loans are secured against 100% of the common shares in the capital of John Street and security interest in the assets. At September 30, 2006, the amount of these loans receivable was $1,850,725 of which $492,923 was current and $1,357,802 was long term.

During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.

At January 1, 2004, the Company sold the operations of Communique Incentives Inc. to an executive of the subsidiary (see Note 19).

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

8.	Long-term debt

	2006	2005

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666	$252,035	$324,341
Due between January 2005 and January 2006	—	36,677

	252,035	361,018

Less current portion	84,862	108,925

	$167,173	$252,093

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
9.	Interest expense and financing (income) costs

Interest expense and financing (income) costs during the year arose from the following:

	2006	2005	2004

Cash interest paid (earned) on credit facility, landlord loans, capital leases and bank balances	$24,333	$(19,231)	$392,902

Financing fees on credit facility	—	—	100,451

Negotiation fee for early repayment of debt	—	—	435,000

Cash interest paid on convertible debentures and amortization of debenture issue costs	—	—	105,369

	24,333	(19,231)	1,033,722

Accreted interest imputed on warrants and debentures	—	—	2,552,991

Total interest expense and financing (income) costs	$24,333	$(19,231)	$3,586,713

Envoy assigned a value to the bank warrants using the Black-Scholes option pricing model, based on an analysis of the warrant exercise price, time to expiry and the volatility of the price of Envoy’s common shares. The Black-Scholes option pricing model indicated that the value of the bank warrants was $2,426,719. The loans made by the holders of the secured debentures and the unsecured term notes were repaid during the second quarter of fiscal 2004 and, as a result, the remaining unamortized value assigned to the bank warrants was charged to interest expense in the second quarter of fiscal 2004.

10.	Share capital
(a)	Authorized :

40,000,000 common shares without par value (2006 — 40,000,000; 2005 — 40,000,000)

At a special meeting of shareholders held on January 8, 2004, the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 10,000,000 common shares to 40,000,000 common shares.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
10.	Share capital (continued)

Issued:

	2006		2005		2004
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	21,007,517	$105,204,765	23,416,600	$117,447,261	6,209,406	$55,988,817

Common shares issued pursuant to:

Conversion of convertible debentures (Note 10)	—	—	—	—	5,853,333	4,841,439

Stock options exercised	20,000	25,000	38,334	47,917	115,667	224,852

Conversion of warrants (Note 9)	—	—	—	—	460,000	2,771,719
Public Offering (b)	—	—	—	—	11,052,634	55,016,831
Repurchase of shares pursuant to share issuer bid (c)	(1,606,102)	(8,043,423)	(2,447,417)	(12,290,413)	(274,440)	(1,396,397)

Balance, end of year	19,421,415	$97,186,342	21,007,517	$105,204,765	23,416,600	$117,447,261

On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The effective date for post consolidation trading of the shares was February 10, 2005. Amounts shown for shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

(b)	Public Offering

Through a public offering, on February 20, 2004, Envoy issued 5,263,160 units (the “First Units”) at $6.65 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 per common share for a period ending February 20, 2009.

On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with Envoy’s offering of the First Units, Envoy issued an additional 789,474 First Units. The total number of First Units issued by Envoy to the public was 6,052,634, with total gross proceeds of $40,250,016. Part of the proceeds were used to retire substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
10.	Share capital (continued)
Through a second public offering, on May 12, 2004, Envoy issued 5,000,000 units (the “Second Units”) at $5.25 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26,250,000. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Company determines have potential to create value for Envoy shareholders that either complement, or provide an opportunity to diversify the current business of Envoy.

The value assigned to these warrants was determined by deducting the $4,695,205 of expense associated with the public offerings and the $245,524 assigned to the options provided to the underwriter as indicated below, from the gross proceeds, to derive the net proceeds. Using the ratio of the amounts that had been assigned to the warrants and the common shares, as indicated in the short form prospectus for each public offering, a value of $6,542,456 for the warrants was determined.

At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.

As part of the compensation for the public offering, the Company granted the underwriter a total of 375,000 options at an exercise price of $5.25 per share. These options vested immediately, and expired without being exercised on May 5, 2005.

(c)	Repurchase of shares

Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, up to August 25, 2006, the Company had repurchased and cancelled 2,013,182 common shares for cash consideration of $3,934,414. During fiscal 2006, under this normal course issuer bid, the Company repurchased and cancelled 1,606,102 common shares for cash Consideration of $2,829,831.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
10.	Share capital (continued)
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2005, under this normal course issuer bid, the Company repurchased and cancelled 2,040,337 common shares for cash Consideration of $6,342,681.

During fiscal 2004 the Company repurchased and cancelled 274,440 common shares for cash consideration of $816,549 under this normal course issuer bid.

(d)	Stock option plan

The Company has reserved 800,000 common shares under its stock option. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date.

The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2006 and 2009. All amounts shown for options are stated after giving effect to the share consolidation described in (a).

There were no options granted during fiscal 2006 and 2005.

On May 25, 2004 the Company granted certain employees and directors a total of 375,000 options at the exercise price of $4.00 per share. These options vest over periods ranging from one to three years, and expire on May 24, 2009.

The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model, was $864,533 of which $57,754 was expensed in the financial statements in fiscal 2006 and $344,151 was expensed in fiscal 2005. Of the remaining option value, $16,987 will be expensed over the period ending May 2007, and $245,524 has been included as part of stock based compensation in Shareholders’ Equity.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
10.	Share capital (continued)
(e)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2006	2005	2004

Risk-free interest rate	n/a	n/a	3.1% - 4.0%

Volatility factor of the future expected market price of the Company’s common shares	n/a	n/a	54%
Weighted average expected life of the options	n/a	n/a	1.85 years

Expected dividends	n/a	n/a	Nil

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
10.	Share capital (continued)
Details of the options, after giving effect to the share consolidation described in (a), are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2003	348,283	$6.35
Options granted	375,000	4.00
Options exercised	(115,667)	1.75
Options cancelled	(21,666)	15.10

Options outstanding, September 30, 2004	585,950	5.45
Options granted	—	—
Options exercised	(38,334)	1.25
Options cancelled	(145,666)	10.26

Options outstanding, September 30, 2005	401,950	4.10
Options granted	—	—
Options exercised	(20,000)	1.25
Options cancelled	(88,400)	5.71

Options outstanding, September 30, 2006	293,550	$3.81

Number of options exercisable

Options exercisable, September 30, 2006	211,883	$3.72

Options exercisable, September 30, 2005	295,283	$4.29

Options exercisable, September 30, 2004	132,617	$12.00

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
10.	Share capital (continued)
The range of exercise prices for options outstanding and exercisable options at September 30, 2006 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 1.25	30,000	1.07	30,000
$ 3.05	15,000	0.66	15,000
$ 4.00	245,000	2.65	163,333
$15.25	3,550	0.84	3,550

	293,550		211,883

11.	Contributed Surplus

During fiscal 2006, pursuant to the normal course issuer bid described in Note 10(c), the Company repurchased and cancelled 1,606,102 common shares at an average price of $1.76 per common share for total cash consideration of $2,829,831 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $5,213,594 was recorded in contributed surplus as a gain on redemption of shares.

During fiscal 2005, pursuant to the normal course issuer bid described in Note 10(c), the Company repurchased and cancelled 2,447,417 common shares at an average price of $3.04 per common share for total cash consideration of $7,442,910 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $4,847,503 was recorded in contributed surplus as a gain on redemption of shares.

During fiscal 2004, pursuant to the normal course issuer bid described in Note 10(c), the Company repurchased and cancelled 274,440 common shares at an average price of $2.90 per common share for total cash consideration of $816,549 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $579,848 was recorded in contributed surplus as a gain on redemption of shares.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
12. Earnings per Share
     The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2006	2005	2004

Numerator for basic EPS calculation:
Net earnings (loss)	$2,136,186	$5,941,690	$(3,106,804)

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding (as adjusted for share consolidation (Note 10(a))	20,450,230	22,137,757	17,062,152

Effect of dilutive potential common shares issuable:
- under stock options	9,506	27,997	—

Denominator for diluted net earnings (loss) per share	20,459,736	22,165,754	17,062,152

As the Company experienced a loss for the year ended September 30, 2004, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share for that year.
Details of anti-dilutive potential securities outstanding not included in diluted EPS calculations at September 30 are as follows:

Anti-dilutive potential securities	2006	2005	2004

Common shares potentially issuable:
- pursuant to warrants	5,526,317	5,131,850	5,526,317
- under stock options	263,550	351,950	960,950

	5,789,867	5,483,800	6,487,267

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
13. Income taxes
     Income tax expense (recovery) for the years ended September 30, 2006, 2005 and 2004 consists of:

	2006	2005	2004

Current	$(1,026,696)	$314,457	$(57,440)
Future	906,303	(618,188)	(333,632)

	$(120,393)	$(303,731)	$(391,072)

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 36.12% (2005 – 36.12%; 2004 – 36.12%) to the (loss) earnings before income taxes and discontinued operations as a result of the following:

	2006		2005		2004

Income tax expense (recovery) at statutory rates	$(1,991,086)	(36.1%)	$1,000,503	36.1%	$(1,868,092)	(36.1%)

Increase (decrease) in income taxes resulting from:
Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	127,012	2.3%	139,889	5.1%	303,285	5.9%
Change in valuation allowance	1,820,581	33.0%	(2,042,816)	(73.8%)	1,044,524	20.2%

Other	(76,900)	(1.4%)	598,693	21.6%	129,211	2.4%

	$(120,393)	(2.2%)	$(303,731)	(11.0%)	$(391,072)	(7.6%)

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
13. Income taxes (continued)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2006 and 2005 are presented below:

	2006	2005

Future tax assets:
Capital assets	$980,566	$1,024,064
Share issuance costs	886,462	1,329,694
Non-capital losses expiring by 2016	7,018,783	5,632,312
Other	10,705	47,031

	8,896,516	8,033,101

Less valuation allowance	4,193,346	2,372,765

Net future tax assets	4,703,170	5,660,336

Future tax liabilities:
Goodwill	—	50,863

Total net future tax assets	4,703,170	5,609,473

Less current portion	963,967	301,384

	$3,739,203	$5,308,089

At September 30, 2006, the Company has non-capital losses of approximately $19,400,000 available to reduce future years’ taxable income, which expire as follows:

2008	$1,900,000
2009	3,400,000
2010	6,100,000
2014	2,700,000
2015	1,600,000
2016	3,700,000

$19,400,000

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
13. Income taxes (continued)
The Company has realized and unrealized net capital losses of approximately $1,671,000 and $216,000, respectively, available for carry forward to be applied against future taxable gains for Canadian tax purposes. The losses are available for carry forward indefinitely.
The Company has capital losses of approximately $7,400,000 for United States income tax purposes available for carry forward to be applied against future capital gains expiring in 2008.
No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.
14. Restructuring costs
In response to a number of economic uncertainties, competitive challenges and business risks that will impact client spending commitments of its operating subsidiaries, in November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. Management believes that, by implementing this restructuring plan, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materilize in the short term. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Accordingly, the Company recorded a restructuring provision of $1.9 million in the first quarter of fiscal 2006, which included $1.1 million for North American operations and $0.8 million for UK operations. Termination costs related to 73 employees, of which 44 employee terminations were in North America and 29 in the United Kingdom and Continental Europe.
During the year restructuring plan was completed and in the fourth quarter approximately $450,000 of the restructuring provision was reversed bringing the total North America restructuring actual costs to $642,897. The restructuring costs relating to the UK operations have been included in discontinued operations.
During fiscal 2004, negotiations were held with the landlord in New York City due to abandonment of leased office space resulted in the Company discharging the ongoing payments to the landlord with a lump sum payment.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
14. Restructuring costs (continued)
Total restructuring costs accrued at September 30 are classified as:

	2006	2005	2004

Accounts payable and accrued liabilities	$19,456	$15,620	$28,471

15. Commitments and contingencies
(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next four years to expiry are as follows:

2007	$839,782
2008	824,092
2009	736,008
2010	223,176

$2,623,058

Rent expense under operating leases for the year ended September 30, 2006 amounted to $663,013 (2005 — $697,875; 2004 — $626,490).
(b)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.
16. Financial instruments
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
16. Financial instruments (continued)
(a)	The carrying values and estimated fair values of the Company’s financial instruments are as follows:
(i)	The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and promissory notes approximate their fair values due to the short-term nature of these instruments.
As at September 30, 2006, the carrying value of the loans payable to landlords was $252,035 (2005 — $324,341) and related fair value was $231,082 (2005 — $286,681).
As at September 30, 2006, the carrying value of the loans receivable from John Street Inc. approximates fair value of $1,850,625 (2005 — $1,810,403).
Unless otherwise noted, the carrying value of other financial instruments approximates their fair value.
(ii)	The carrying amounts and fair value of short term investments and long term investments are detailed in Note 3.
(b)	Risk management activities:
(i)	Currency risk: The Company is subject to currency risk through its activities in the United States. Changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2006, there were no foreign currency contracts outstanding.

(ii)	Credit risk: The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2006, one customer represented 21% of accounts receivable (2005 — one customer represented 18% of accounts receivable).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
17. Segmented information
With the sale of its UK assets, the Company’s operations are restricted to one primary geographical area, North America. During fiscal 2006 the Company derived 43% of its net revenues from three customers. During fiscal 2005 the Company derived 67% of its net revenues from three customers. During fiscal 2004 the Company derived 67% of its net revenues from two customers. Net revenue by type of service and by customer location are as follows:

	2006	2005	2004

Net revenue:
Consumer and retail branding	$9,671,504	$19,567,045	$15,837,776

	2006	2005	2004

Net revenue:
Canada	$4,991,114	$5,751,537	$2,075,091
USA/South America	3,534,355	13,483,041	13,242,459
Middle East/Asia	1,146,035	332,467	520,226

	$9,671,504	$19,567,045	$15,837,776

18. Subsequent events
On September 15, 2006 the Company announced its intention to repurchase up to eight million common shares under a substantial issuer bid in the form of a modified “Dutch Auction” at a cash price of not more than $2.50 and not less than $2.25 per share. Subsequent to the announcement, the offer was modified to repurchase up to seven million shares at cash of not more than $2.70 US and not less than $2.55 US per share. The information circular and related documents to modify “Dutch Auction” tender offer was mailed to shareholders on November 20, 2006. On December 14, 2006, the Company announced that it would increase the offer to purchase maximum number of common shares from seven million to eight and a half million. In this last announcement, the expiry date of the tender offer was also extended from December 27, 2006 to December 29, 2006. Notice of variation and extension of offer to purchase for cash was mailed to shareholders on December 14, 2006.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
19.	Discontinued operations
Through its wholly owned subsidiary ECG Holdings (UK) Limited the Company provides brand strategy, package design, brand management, pre-press, film services in UK and Europe. During the year, Envoy’s management decided to sell ECG (UK) in order to re-deploy the capital in its Merchant Banking business.
Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned subsidiary, ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash. Pursuant to the terms and conditions of sale purchase agreement $2,700,000 is being held in escrow to secure potential third party claims. The escrowed funds less the amount of any third party claim will be released to Envoy on the first anniversary date of the transaction, September 15, 2007.
ECG Holdings (UK) Limited and related companies

Fiscal year:	2006	2005	2004

Net revenue	$21,432,172	$23,589,979	$21,126,182

Operating expenses	17,460,973	20,205,104	17,262,084
Interest income	(60,327)	(62,248)	(40,358)
Depreciation	1,294,822	1,720,920	1,262,480
Income tax expense	582,122	509,885	541,496

Earnings from discontinued operations (excluding gain on sale)	2,154,582	1,216,318	2,100,480

Minority interest	347,599	149,808	—

Gain on sale of discontinued operations	5,721,229	—	—

Earnings from discontinued operations	$7,528,212	$1,066,510	$2,100,480

Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street. The purchase price for the shares was $1,200,000 and for the related capital assets was $300,000. John Street was also indebted to Envoy in the amount of $675,000. These loans are payable over a period of 5 years and, except for interest free periods totalling 12 months, carry interest at the rate of 8% per annum. Prior to its sale, John Street was reported primarily as part of Canadian net revenue in the marketing segment.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
19.	Discontinued operations (continued)
John Street Inc.

Fiscal year:	2006	2005	2004

Net revenue	$—	$3,151,083	$3,838,833

Operating expenses	—	3,047,312	3,757,571
Interest expense	—	50,625	—
Depreciation	—	49,132	42,572
Income tax expense	—	2,138	—

Earnings from discontinued operations (excluding gain on sale)	—	1,876	38,690

Gain on sale of discontinued operations	—	1,799,631	—

Earnings from discontinued operations	$—	$1,801,507	$38,690

Effective January 1, 2004, Envoy sold all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.
Communique Incentives Inc.

Fiscal year:	2006	2005	2004

Net revenue	$—	$—	$398,114

Operating expenses	—	—	389,394
Depreciation	—	—	2,237
Amortization of intangible asset	—	—	6,049
Income tax expense	—	—	—

Earnings from discontinued operations	—	—	434

Loss on sale of discontinued operations	—	—	(465,576)

(Loss) from discontinued operations	$—	$—	$(465,142)

Total earnings from discontinued ops.	$7,528,212	$2,868,017	$1,674,028

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
20.	Variable Interest Entities
The Canadian Institute of Chartered Accountants Accounting Guideline 15 requires Envoy to identify Variable Interest Entities (“VIE’s”) in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, consolidate them. The primary beneficiary is an entity that absorbs the majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns or both.
The VIE in which Envoy held an interest was John Street Inc. John Street Inc. was a subsidiary of Envoy since June 2002 but was sold to the management group of John Street Inc. in June 2005. The historical and ongoing relationship with John Street as well as certain financial information pertaining to John Street while owned by Envoy is described in more detail in Notes 7 and 19. As at September 30, 2006 Envoy was not considered the primary beneficiary of John Street and has no exposure to loss as a result of its involvement in John Street in its capacity as a creditor. Accordingly, Envoy did not consolidate John Street.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
21. Reconciliation to United States generally accepted accounting principles
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2006, 2005 and 2004 required to conform to US GAAP.

	2006	2005	2004

Net earnings (loss) based on Canadian GAAP	$2,136,186	$5,941,690	$(3,106,804)
Stock-based compensation (a)	—	344,151	200,117
Convertible debentures (b)	—	—	(664,516)
Cash held in escrow (c)	(2,700,000)	—	—

Net earnings (loss) based on U.S. GAAP	$(563,814)	$6,285,841	$(3,571,203)

Net earnings (loss) from continuing operations	$(5,392,026)	$3,417,824	$(5,245,231)
Net earnings (loss) from discontinued operations (Notes 19 and 21(c))	$4,828,212	$2,868,017	$1,674,028

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2006	2005	2004

Net earnings (loss) per share:
Basic	$(0.03)	$0.28	$(0.21)
Diluted	(0.03)	0.28	(0.21)

Net earnings (loss) per share from continuing operations:
Basic	$(0.27)	$0.15	$(0.31)
Diluted	(0.27)	0.15	(0.31)

Net earnings (loss) per share from discontinued operations:
Basic	$0.24	$0.13	$0.10
Diluted	0.24	0.13	0.10

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
21.	Reconciliation to United States generally accepted accounting principles (continued)
The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since each of fiscal 2006 and 2004 experienced a loss from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for those years.
The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2006	2005

Shareholders’ equity based on Canadian GAAP	$75,046,589	$73,555,483
Accumulated other comprehensive income (loss) (d)	242,378	(5,859)
Cash held in escrow (c)	(2,700,000)	—

Shareholders’ equity based on U.S. GAAP	$72,588,967	$73,549,624

Summary of accounting policy differences:
The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:
(a) Stock-based compensation disclosures:
For fiscal 2006, the Company adopted SFAS 123(R) which requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The Company applied this using the modified prospective method. For fiscal 2005 and prior years, the Company measured compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25.
In the Company’s circumstances APB No. 25 was not materially different from compensation expense as determined under Canadian GAAP for fiscal 2003 and prior years. For fiscal 2005 and 2004, the Company adopted the new provisions of the CICA handbook as described in Note 2(i) which requires a fair value method of accounting for stock-based compensation. Under these provisions the expense for stock-based compensation under Canadian GAAP for fiscal 2005 is $344,151 greater than under US GAAP and for fiscal 2004 is $200,117 greater than under US GAAP.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
21.	Reconciliation to United States generally accepted accounting principles (continued)
There were no options granted in fiscal 2006 and 2005. The weighted average estimated fair value at the date of the grant for options granted in fiscal 2004 was $0.33 per share. The fair value of each option granted was estimated at the date of the grant using the Black-Scholes fair value option pricing model with the assumptions as indicated in Note 10(e).
Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes.
     (b) Convertible debentures:
During 2006, 2005 or 2004 the Company did not issue any convertible debentures. The debentures issued in fiscal 2003, were convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company and were redeemable in cash at the option of the holder two years after the issue date. Under Canadian GAAP, the debentures issued in fiscal 2003 were bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds in fiscal 2003 of $1,465,929, allocated to long-term debt, and $534,071, to shareholders’ equity, respectively. Issue costs in 2003 were allocated between the debt and equity components which resulted in $44,048 of the aggregate $314,955 issue costs being applied to reduce the equity allocation. As a result of the conversion in 2004 an additional $189,133 of issue costs were allocated to equity.
Under Canadian GAAP the discount resulting from allocating proceeds to the equity component must be recorded as additional interest expense, using the effective yield method, over the minimum period to redemption. During fiscal 2004, all outstanding convertible debentures were converted into common shares of the Company. In 2004, as a result of the conversion and the accretion of the discount, accreted interest of $126,273 was charged as interest expense.
Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common stock portion of the conversion option is considered a beneficial conversion feature. For the debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest redemption date. Included in interest expense for 2004 under US GAAP is $532,960. The interest expense for

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
21.	Reconciliation to United States generally accepted accounting principles (continued)
2004 includes a $420,758 charge for the write-off of the unamortized debt discount upon the conversion of the debt.
Under US GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. During fiscal 2004, the remaining outstanding convertible debentures were converted into common shares of the company, and as a result, there were no unamortized deferred financing fees under US GAAP and Canadian GAAP at the end of the year. In 2004, if the Company had recorded the issue costs in accordance with US GAAP, additional amortization of $257,828 would have been charged to interest expense.
     (c) Cash held in escrow:
Cash held in escrow represents funds held in common trust with the purchaser of the UK operations, as per the terms of the purchase and sale agreement. The amount is being held in joint trust as security for indemnities provided to the purchaser at closing and will be released on the first anniversary date of the transaction. Canadian GAAP allows the recognition of this amount in determining the gain on sale. Under US GAAP these funds cannot be recognized until they are released from escrow or otherwise under exclusive control of the Company.
     (d) Comprehensive income:
The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2006	2005	2004

Net earnings (loss) for the year in accordance with U.S. GAAP	$(563,814)	$6,285,841	$(3,571,203)

Unrealized gain (loss) on available for sale securities arising during the year	242,378	(5,859)	174,426

Less: reclassification adjustment for gains realized in net income	5,859	(174,426)	—

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
21.	Reconciliation to United States generally accepted accounting principles (continued)

	2006	2005	2004

Change in cumulative translation adjustment account	2,101,995	(2,183,228)	310,087

	$1,786,418	$3,922,328	$(3,086,690)

(e) Reduction of capital:
In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, share capital would be increased by $9,886,961 and deficit would be increased by $9,886,961 as at September 30, 2006 and 2005.
(f) Restructuring charges:
Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.
(g) Investments:
The Company accounts for its investments in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities under US GAAP. As of September 30, 2006 and 2005, all of the Company’s investments have been classified as available-for-sale and accordingly, recorded at market value. Unrealized gains and losses on these investments are included in other comprehensive income, as a separate component of shareholders’ equity. Any unrealized losses are recorded as a charge to income when they are deemed to be other than temporary. Under US GAAP, the total of short term and long term investments would have been higher than the amount reported in our audited financial statements by $242,378 at September 30, 2006, lower by $5,859 at September 30, 2005, and higher by $174,426 at September 30, 2004.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004
21.	Reconciliation to United States generally accepted accounting principles (continued)
(h) Recent accounting pronouncements:
Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (‘FIN 48”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.
Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.
Considering the Effects of Prior Years Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”)

The Security and Exchange Commission issued Staff Accounting Bulletin No. 108 that provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The implication is that the assessment of the misstatements through the greater of the current year earning or closing retained earnings adjustments. SAB 108 is applicable for fiscal years ending after November 16, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman and Chief Executive Officer	60 Columbia Way, Suite 400 Markham, Canada L3R 0C9

Telephone: (416) 593-1212
Facsimile: (416) 593-4434	J. Joseph Leeder
Chief Financial Officer and Vice President Mergers and Acquisitions
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL (CANADIAN)
Chief Executive Officer	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Wakai Technologies Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Chief Executive Officer	David I. Hull (Chair)	Skadden, Arps, Slate, Meagher & Flom LLP
Envoy Communications Group Inc.	Hugh Aird	PO Box 258, Suite 1750
	David Parkes	Toronto, Canada M5K 1J5
David I. Hull
President	NOMINATING AND CORPORATE
Hull Life Insurance Agencies Inc.	GOVERNANCE COMMITTEE
	David I. Hull (Chair)	INVESTOR RELATIONS
Hugh Aird (Lead Director)	Hugh Aird	E-mail: info@envoy.to
Vice-Chairman North America	David Parkes
Edelman		Additional information is
	TRANSFER AGENT	available on our
	Computershare Trust	Web site at www.envoy.to
Company of Canada
	100 University Avenue, 9th Floor	STOCK TRADING INFORMATION
	Toronto, Canada M5J 2Y1	Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI